Earthwise Sorbents, Inc.



ANNUAL REPORT

305 Airport Road, Suite 6

Oceanside, CA 92024

(760) 271-7288

https://earthwisesorbents.com/

This Annual Report is dated April 30, 2021.

BUSINESS

Earthwise Sorbents, Inc. brands, markets, sells and distributes oil and chemical spill clean-up technologies that are made in the USA with recycled and repurposed materials.

Our products remove materials from the waste stream, and by refashioning or remanufacturing these materials into sorbent products, we give them a second life - effectively targeting spills in industrial, commercial, infrastructure, manufacturing and maintenance settings as well as in ocean and freshwater environments.

Earthwise Sorbents, Inc. is partnered with the world's largest integrated sorbent manufacturer, NPS Spill Control, to facilitate scalability of its environmentally responsible products and to expedite global distribution.

Free Foam and its subsidiary companies, Arctic Foam and Earthwise Sorbents are comprised of entrepreneurs, scientists and surfers sharing a passion for a more sustainable planet and clean water. Free Foam Inc. is the majority stockholder of Earthwise Sorbents, and also owns Arctic Foam.

Earthwise Sorbents, Inc. is the wholly owned subsidiary of Free Foam, Inc. and its sister company is Arctic Foam, Inc. The parent and sister company provide financial support to the company.

Nationally

Our sales approach has been a top down model. We have shipped and or tested with some of the top fortune 500 companies in America and governmental agencies. These companies and or agencies use sorbents on a daily bases and consume large quantities of these products on a yearly bases. These companies and or agencies have complex procurement divisions that demand competitively priced products that are efficiently delivered. For this reason, we have set up logistic pick and pack warehouses in key locations across the U.S. Once we have inventoried these warehouses, we will open sales to these companies, agencies and others. Our sales and distribution model consists of national distributors, sales agencies, direct to client (Amazon) and key sales reps.

Target Customer Base and Industries

Our target customer base and industries include:

• DOD – largest user of sorbents nationally

• DOTs – federal and state

• U.S. Coast Guard

• Firehouses and emergency response

• Industrial manufacturers (i.e. Caterpillar, automakers)

• Petroleum industry (i.e. refineries, exploration, distribution - transport vehicles/vessels, storage, bunkering, pumping facilities)

• Shipping and ports, recreational motorized watercraft, and marinas

• Trucking

• Commercial rail and passenger transit

• Airline industry

• Chemical industry (i.e., supply, transport, use)

• Construction and heavy equipment industries (i.e., WM, Keiwit, Condon Johnson)

• Fleet and consumer auto and engine repair or maintenance

• Medical and hospital spill control (worker and consumer safety)

• Grocery store and food industry spill control (worker and consumer safety)

• Any manufacturer or company that works with chemicals including lubricants

• If a company uses chemicals or lubricants of any kind, sorbents on hand are OSHA required

Previous Offerings

Between 2020 and 2019, we sold _____0_____ [shares of common stock] in exchange for $_____0_ per share under Regulation Crowdfunding.

Between 2020 and 2019, we sold ______0____ [shares of common stock] in exchange for $____0_ per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The primary focus of the company has been on developing our comprehensive product offering, testing, brand promotion and potential sale pipelines.

Unfortunately, Earthwise pursued a $3MM investment round in 2019-2020 with a fraudulent investor who is now under federal investigation. Needless to say, this set the company back from achieving our fundraising goals in 2019-2020. But we have emerged from that deeply unsettling experience more determined than ever - and developed a crowd-funding platform with Start Engine to pursue $1M raise that launched in early 2021.

Earthwise formally partnered with Fytertech Nonwovens, one of the largest manufacturers in the sorbent industry, to recycle its polypropylene waste into 100% recycled high-performance oil and chemical absorbent pads and booms. This strategic partnership also ensures global access and scalability for Earthwise.

Earthwise partnered with The Maritime Alliance and the U.S. Department of Commerce Commercial Service, resulting in unparalleled access to domestic and international markets and clients.

As a result, Earthwise generated smaller revenues than originally anticipated for 2020, but is now well positioned to deliver profits in the coming years.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $697.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Arctic Foam

Amount Owed: $210,828.00

Interest Rate: 0.0%

Maturity Date: December 31, 2026

Since inception, the sister company has provided loans to the Company valued at $181,941 and $28,887 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Creditor: Contract Note: Julie Hampden

Amount Owed: $34,597.00

Interest Rate: 8.0%

Maturity Date: December 31, 2021

This contract note is for third party product testing, Findlay University. Payment due in full on maturity.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Executive Officers
If the below data is accurate please copy it in to the Directors and Officers field below it

Name: Jim Mullen

Jim Mullen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: December 17, 2020 - Present

Responsibilities: Responsible for establishing the company's goals and strategies and presiding over the entire workforce. Oversees budgets and ensures resources are properly allocated. Ensures departments meet individual goals. Compensation will be $150,000 annually.

Position: President, Business Development / Sales

Dates of Service: December 17, 2020 - Present

Responsibilities: Responsibilities include developing and executing company sales and marketing plans. Creating strategic business partnerships and driving new revenue sources for the company.

Other business experience in the past three years:

Employer: Free Foam

Title: CEO

Dates of Service: January 01, 2016 - Present

Responsibilities: Leading the development of the company's short and long term strategy. Creating and implementing the company's vision and mission.

Name: Andrew Jakubowski

Andrew Jakubowski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January 01, 2021 - Present

Responsibilities: Leading the development of the company's short and long term strategy. Creating and implementing the company's vision and mission. Compensation will be $150,000 annually.

Position: COO

Dates of Service: January 01, 2021 - Present

Responsibilities: Implementing daily operations, aligned with the company's long term goal and the strategies.

Other business experience in the past three years:

Employer: Arctic Foam

Title: President

Dates of Service: May 01, 2006 - Present

Responsibilities: Responsible for establishing the company's goals and strategies and presiding over the entire workforce. Oversee budgets and ensure resources are properly allocated. Ensure departments meet individual goals. Responsible for overall accountability to shareholders.

Name: Marty Gilchrist

Marty Gilchrist's current primary role is with Artic Foam / Foam Corp Inc. / Free Foam. Marty Gilchrist currently services 40-60 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary & Director

Dates of Service: August 28, 2017 - Present

Responsibilities: Board of Director meetings. Marty does not take any compensation from EarthWise for these roles.

Other business experience in the past three years:

Employer: Artic Foam / Foam Corp Inc. / Free Foam

Title: CEO

Dates of Service: January 01, 2006 - Present

Responsibilities: Providing direction and overseeing operations and sales.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

If the below data is accurate please copy it in to the Principal Securities Holders field below it

Title of class: Common Stock

Stockholder Name: Free Foam, Inc. (Marty Gilchrist - 21.11%, Andrew Jakubowski - 21.11%, Jim Mullen - 21.11%, plus 15 other non-officer/director shareholders with >20%)

Amount and nature of Beneficial ownership: 8,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Arctic Foam

Names of 20% owners: Marty Gilchrist - 21.11% Andrew Jakubowski - 21.11%, and Jim Mullen - 21.11%

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Notes Payable - Related Party

Material Terms: Since inception, the sister company has provided loans to the Company valued at $181,941 and $28,887 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

Name of Entity: Jim Mullen

Relationship to Company: Officer

Nature / amount of interest in the transaction: Due from Related Party

Material Terms: At December 31, 2019 and 2018, the Company had a note receivable from a key executive of the Company, totaling $72,657 and nil, respectively, will be offset against future earnings of the executive. This note is unsecured and bears interest 0%. The Company expects the note to be repaid during 2021.

OUR SECURITIES

Our authorized capital stock consists of _1.5000,000 shares of common stock, par value $0001 per share. As of December 31, 2020, 8,0000,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in Earthwise Sorbents, Inc. involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the oil and chemical clean-up technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Sorbents. Delays or cost overruns in the development of our Sorbents and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Earthwise Sorbents, Inc. was formed on August 28, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Earthwise Sorbents, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short but interesting history, potential large clients, and effectively little revenue due to testing and preparing for shipping to these clients. If you are investing in this company, it's because you think that Earthwise Sorbents, Inc. is a good idea, that is helping green up a stagnant industry, that the tenured team will be able to successfully market, and sell the product, that we have price them right based on leading competitors and sell them to enough clients, that the Company will succeed. Further, we have not turned a profit yet and there is no assurance that we will ever be profitable. The Company has positioned its operations to be profitable in the future, and the company needs this injection of capital to sell to the clients already interested.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

Earthwise Sorbents, Inc.

By /s/ *James J Mullen*

    Name: James J Mullen

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

EARTHWISE SORBENTS, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Earthwise Sorbents, Inc.
Solana Beach, California

We have reviewed the accompanying financial statements of Earthwise Sorbents, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 14, 2021

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EARTHWISE SORBENTS, INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	697
Accounts receivable, net		370
Inventory		7,341
Due from related party		97,647
TOTAL CURRENT ASSETS		106,055
TOTAL ASSETS	$	106,055

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,911
Accrued expenses		1,410
Note payable		41,464
TOTAL CURRENT LIABILITIES		45,785
LONG-TERM LIABILITIES		
Note payable - related party		227,047
TOTAL LONG-TERM LIABILITIES		227,047
TOTAL LIABILITIES		272,832
SHAREHOLDERS' EQUITY		
Preferred stock, 5,000,000 shares authorized, nil shares issued and outstanding, $0.0001 par value.		-
Common stock, 15,000,000 shares authorized, 8,000,000 shares issued and outstanding, $0.0001 par value.		800
Additonal paid-in capital		-
Accumulated deficit		(167,577)
TOTAL SHAREHOLDERS' EQUITY		(166,777)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	106,055

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	2,554
COST OF GOODS SOLD		1,819
GROSS PROFIT		735
OPERATING EXPENSES		
Dues and subscriptions		1,363
General and administrative		7,910
Professional fees		16,880
Travel expense		31
TOTAL OPERATING EXPENSES		26,184
NET OPERATING INCOME		(25,449)
OTHER INCOME/(EXPENSES)		
Interest expense		(4,316)
TOTAL OTHER INCOME/(EXPENSES)		(4,316)
NET LOSS	$	(29,765)

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	8,000,000	$ 800	$ -	$ (137,812)	$ (137,012)
Net loss	-	-	-	-	-	(29,765)	$ (29,765)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	8,000,000	$ 800	$ -	$ (167,577)	$ (166,777)

EARTHWISE SORBENTS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (29,765)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	6,162
Inventory	100
Increase (decrease) in liabilities:	
Accounts payable	1,829
Accrued expenses	6,906
CASH USED FOR OPERATING ACTIVITIES	(14,768)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of note payable - related party	45,106
Loan to related party	(24,990)
CASH PROVIDED BY FINANCING ACTIVITIES	20,116
NET INCREASE IN CASH	5,348
CASH AT BEGINNING OF YEAR	(4,651)
CASH AT END OF YEAR	$ 697

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company

Earthwise Sorbents, Inc. (the "Company") was incorporated in the State of Delaware on August 28, 2017. The Company has developed multiple products to combat oil and chemical spills on land and in the ocean. All the products are made from sustainable, recycled, and repurposed materials with the goal of preserving and improving the condition of the planet.

Going Concern

Since Inception, the Company has relied on funds from a related party to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, the balance of inventory related to finished goods was $7,341.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected net thirty. For year ending December 31, 2020 the Company recognized $2,554 in revenue.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

See independent accountant's review report.

1. **Summary of Significant Accounting Policies (continued**

New Accounting Pronouncements (continued)
In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Due from Related Party**

At December 31, 2020, the Company had a note receivable from a key executive of the Company, totaling $97,647 will be offset against future earnings of the executive. This note is unsecured and bears interest 0%. The Company expects the note to be repaid during 2021.

4. **Note Payable – Related Party**

Since inception, the main shareholder of the Company has provided loans to the Company valued at $227,047 as of December 31, 2020. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. **Notes Payable**

Notes payable consisted of the following at December 31, 2020:

Contract note payable; interest at 8.00% per annum, estimated maturity date in 2021 (upon future investments), payment due in full on maturity, uncollateralized.	41,464
Less: Current portion of notes payable	41,464
Long term portion of notes payable	-

Maturity of the notes payable is as follows:

December 31, 2020	$ 41,464
	$ 41,464

See independent accountant's review report.

6.   Equity

Preferred Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 5,000,000 shares of preferred stock, at a par value of $0.0001 per share. As of December 31, 2020 no shares have been issued and none are outstanding.

Common Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 15,000,000 shares of common stock, at a par value of $0.0001 per share. As of December 31, 2020 eight million (8,000,000) shares have been issued and are outstanding. The holders of common stock are entitled to one vote per share of common stock held.

7.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 28, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   Subsequent Events

The Company has evaluated subsequent events through April 14, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, James J Mullen, Principal Executive Officer of Earthwise Sorbents, Inc., hereby certify that the financial statements of Earthwise Sorbents, Inc. included in this Report are true and complete in all material respects.

James J Mullen

Principal Executive Officer

EARTHWISE SORBENTS, INC.
FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Earthwise Sorbents, Inc.
Solana Beach, California

We have reviewed the accompanying financial statements of Earthwise Sorbents, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
December 21, 2020

EARTHWISE SORBENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

		2019		2018
CURRENT ASSETS				
Cash and cash equivalents	$	-	$	879
Accounts receivable, net		6,532		-
Inventory		7,441		4,881
TOTAL CURRENT ASSETS		13,973		5,760
OTHER ASSETS				
Due from related party		72,657		-
		72,657		-
TOTAL ASSETS	$	86,630	$	5,760

LIABILITIES AND SHAREHOLDERS' EQUITY

		2019		2018
CURRENT LIABILITIES				
Cash overdraft	$	4,651	$	-
Accounts payable		1,082		-
Accrued expenses		1,371		11
Note payable - current portion		-		1,637
TOTAL CURRENT LIABILITIES		7,104		1,648
LONG-TERM LIABILITIES				
Note payable		34,597		-
Note payable - related party		181,941		28,887
TOTAL LONG-TERM LIABILITIES		216,538		28,887
TOTAL LIABILITIES		223,642		30,535
SHAREHOLDERS' EQUITY				
Preferred stock, 5,000,000 shares authorized, nil shares issued and outstanding, $0.0001 par value.		-		-
Common stock, 15,000,000 shares authorized, 8,000,000 shares issued and outstanding, $0.0001 par value.		800		800
Additonal paid-in capital		-		-
Shareholders' equity		(137,812)		(25,575)
TOTAL SHAREHOLDERS' EQUITY		(137,012)		(24,775)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	86,630	$	5,760

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 11,250	$ 144
COST OF GOODS SOLD	11,372	2,424
GROSS PROFIT	(122)	(2,280)
OPERATING EXPENSES		
Advertising and marketing	6,586	381
Dues and subscriptions	10,046	630
General and administrative	4,923	4,533
Payroll expense	17,511	-
Product design	26,028	-
Professional fees	12,323	1,162
Rent expense	3,190	2,343
Travel expense	28,947	14,246
TOTAL OPERATING EXPENSES	109,554	23,295
NET OPERATING INCOME	(109,676)	(25,575)
OTHER INCOME/(EXPENSES)		
Interest expense	(2,561)	-
TOTAL OTHER INCOME/(EXPENSES)	(2,561)	-
NET LOSS	$ (112,237)	$ (25,575)

See independent accountant's review report and accompanying notes to financial statements.

EARTHWISE SORBENTS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, AUGUST 28, 2018 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	8,000,000	800	-	-	800
Net loss	-	-	-	-	-	(25,575)	(25,575)
ENDING BALANCE, DECEMBER 31, 2018	-	$ -	8,000,000	$ 800	$ -	$ (25,575)	$ (24,775)
Net loss	-	-	-	-	-	(112,237)	(112,237)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	8,000,000	$ 800	$ -	$ (137,812)	$ (137,012)

See independent accountant's review report and accompanying notes to financial statements.

- 5 -

EARTHWISE SORBENTS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (112,237)	$ (25,575)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	(6,532)	-
Inventory	(2,560)	(4,881)
Due to related parties	-	-
Increase (decrease) in liabilities:		
Accounts payable	1,082	-
Accrued expenses	1,360	11
CASH USED FOR OPERATING ACTIVITIES	(118,887)	(30,445)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable - related party	153,054	30,524
Loan to related party	(72,657)	
Issuance of common stock	-	800
Issuance of note payable	34,597	-
Repayment of note payable	(1,637)	-
CASH PROVIDED BY FINANCING ACTIVITIES	113,357	31,324
NET INCREASE (DECREASE) IN CASH	(5,530)	879
CASH AT BEGINNING OF YEAR	879	-
CASH AT END OF YEAR	$ (4,651)	$ 879
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 500	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

- 6 -

EARTHWISE SORBENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019 AND 2018

1.   **Summary of Significant Accounting Policies**

The Company

Earthwise Sorbents, Inc. (the "Company") was incorporated in the State of Delaware on August 28, 2017. The Company has developed multiple products to combat oil and chemical spills on land and in the ocean. All the products are made from sustainable, recycled, and repurposed materials with the goal of preserving and improving the condition of the planet.

Going Concern

Since Inception, the Company has relied on funds from a related party to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2019, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, and 2018, the balance of inventory related to finished goods was $7,441 and $4,881, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $11,250 and $144, respectively.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Due from Related Party**

At December 31, 2019 and 2018, the Company had a note receivable from a key executive of the Company, totaling $72,657 and nil, respectively, will be offset against future earnings of the executive. This note is unsecured and bears interest 0%. The Company expects the note to be repaid during 2021.

4.   **Notes Payable – Related Party**

Since inception, the main shareholder of the Company has provided loans to the Company valued at $181,941 and $28,887 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5.   **Notes Payable**

Notes payable consisted of the following at December 31, 2019 and 2018:

	2019	2018
Contract note payable; interest at 0.00% per annum, maturing in January 2019, payment due in full on maturity, uncollateralized.	$ -	$ 1,637
Contract note payable; interest at 8.00% per annum, estimated maturity date in 2021 (upon future investments), payment due in full on maturity, uncollateralized.	34,597	-
Less: Current portion of notes payable	-	$ 1,637
Long term portion of notes payable	-	-
Maturity of the note payable is as follows:		
December 31, 2019	$ -	$ 1,637
December 31, 2020	-	-
December 31, 2021	34,597	-
	$ 34,597	$ 1,637

6.   **Equity**

Preferred Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 5,000,000 shares of preferred stock, at a par value of $0.0001 per share. As of December 31, 2019, and 2018, no shares have been issued and none are outstanding.

6.   **Equity (continued)**

Common Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 15,000,000 shares of common stock, at a par value of $0.0001 per share. As of December 31, 2019, and 2018, eight million (8,000,000) shares have been issued and are outstanding. The holders of common stock are entitled to one vote per share of common stock held.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on August 28, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

The Company has evaluated subsequent events through December 21, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.